Organizational Capability Sandra Lamartine – Director of Human Resources Investor/Analyst USA Tour – 10 & 11 September 2012 Exhibit 99.7

AGENDA • Overview of North America Employee Population • James Hardie Culture • Organizational Capability Strategy • Progress

North America:  1,796 employees
55%  hourly manufacturing
Employee Groupings:
Hourly Manufacturing
Salaried Manufacturing/
Manufacturing Support
Corporate
Field Sales and Install
Research & Development
OVERVIEW OF THE N.A. EMPLOYEE POPULATION

Tacoma, WA
Reno, NV
Fontana, CA
Peru, IL
Blandon, PA
Pulaski, VA
Waxahachie, TX
Cleburne, TX
Summerville, SC
Plant City, FL

MANUFACTURING EMPLOYEE POPULATION

James Hardie

Fontana, CA
Research and
Development Facility
Chicago
ILLINOIS
Mission Viejo
CALIFORNIA

CORPORATE AND FIELD SALES EMPLOYEES

• Passionate about Hardie’s
success
• Drive to Win
• Organization before Individual
• Bias for Urgency and Execution
• Straight Talk and Candor
• Resilience and Openness to
Feedback
• Never satisfied
• Smart/Cognitive
JAMES HARDIE CULTURE
Culture
Alignment
Reward Risk

HISTORY OF TURNOVER THROUGH FY12 FY07 FY08 FY09 FY10 FY11 FY12 Turnover (FY07 - FY12)

Enhance our environment to increase the retention of our employees and their preparation for future challenges while keeping JH’s core cultural strengths intact. JAMES HARDIE ORGANIZATIONAL STRATEGY

James Hardie

Hourly Manufacturing

Corporate

Sales

ORGANIZATIONAL INITIATIVES
Interviewing Skills
Reality Summit
Peer Interviewing
Skill-based Training
Situational
Leadership Training
Situational
Leadership Training
Development Plans
Situational
Leadership Training
Development Plans
Skill-based Training Bi-annual
Performance and
Career Discussions
Quality re-visit
Performance
Management
180-assessments
Quality re-visit
Performance
Management
180-assessments
Career Path
documentation  and
Career Discussions
Monthly Sales VP
calls
Sales Engagement
Survey
HardieHears
Business Updates
Facilities Upgrades
Community Service
HardieHears
Office Updates
Community Service
Internal Posting
Process
MBA
Recruitment
Program
Internal Posting
Process
Recruit Develop
Evaluate Promote Engage

James Hardie

James Hardie
Building Products

ADOPT A
HIGHWAY
NEXT 2 MILES

COMMUNITY INVOLVEMENT
Our Community Involvement Vision is to
help build stronger homes and
communities. We align with community
partners who help us achieve
meaningful impact through:
• Helping Meet Basic Needs
• Enhancing Community Vitality

All North America Employees - Turnover
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
JANUARY
FEBRUARY
MARCH
All Employees (FY12)
All Employees (FY13)

IMPACT OF FOCUS ON TURNOVER

Questions